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                                                                     EXHIBIT 4.4


                              ANALOG DEVICES, INC.

                      Form of Stock Restriction Agreement


         AGREEMENT made this ____ day of ____________, 2001, between Analog Devices, Inc., a Massachusetts corporation, and ____________________ (the "Employee").

         Reference is made to Section 1.10 of that certain Agreement and Plan of Reorganization, dated as of October 25, 2000 (the "Merger Agreement"), entered into by and among the Company, CAD, Inc. ("ChipLogic Subsidiary"), a Massachusetts corporation, ChipLogic, Inc., a California corporation ("ChipLogic"), Roshan B. Gudapati and Hari R. Surapeneni, pursuant to which the Employee will receive the Shares (as defined below). For purposes of this Agreement, "Company" shall mean Analog Devices, Inc. and its subsidiaries, including ChipLogic, Inc. Capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Merger Agreement.

         The Employee agrees that the Shares (as defined below) shall be subject to the forfeiture provisions set forth in Section 2 of this Agreement and the restrictions on transfer set forth in Section 3 of this Agreement. For valuable consideration, receipt of which is acknowledged, the parties hereto agree as follows:

1.       ISSUANCE OF SHARES.

         Pursuant to Section 1.10 of the Merger Agreement, the Company has issued to the Employee subject to the terms and conditions set forth in this Agreement, an aggregate of ______ shares of Milestone Restricted Stock (the "Shares"). The Employee has paid an amount equal to $.16 2/3 per share for the Shares which is equal to the par value per share of the Shares.

2.       FORFEITURE.

         (a) In the event that ChipLogic, Inc. or such successor division or subsidiary of the Company which is engaged in the development of the "Falcon" project in which ChipLogic is engaged as of the date hereof fails to satisfy a Technology Development Milestone (as defined below) by the required Target Date (as defined below) set forth below, then the percentage set forth in column 4 below of the number of Shares set forth in column 3 below opposite each respective Technology Development Milestone shall immediately and automatically be forfeited in favor of the Company, for no consideration paid by the Company ("Forfeiture"). For the avoidance of doubt, the parties hereto agree that the Employee shall have forfeited 15% of the shares associated with a Technology Development Milestone listed in the following table (e.g., 15% of the Milestone 4 shares) if the Technology Development Milestone is not met by the second Target Date for such Technology Development Milestone (e.g., Target Date 4-II), and shall have forfeited all of the shares associated with such Technology Development Milestone (e.g., all of the Milestone 4 shares) if the Technology Development is not met by the third Target Date for such Technology Development Milestone (e.g., Target Date 4-III), as set forth in EXHIBIT B.